

February 19, 2014

Via E-mail
Donald R. Knauss
Chairman and Chief Executive Officer
The Clorox Company
1221 Broadway
Oakland, California 94612-1888

>   **Re: The Clorox Company**
>   **Form 10-K for the Fiscal Year Ended June 30, 2013**
>   **Filed August 23, 2013**
>   **File No. 1-07151**

Dear Mr. Knauss:

We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. You stated in your letter to us dated November 3, 2010 that one of your subsidiaries exported products into Syria. Also, we note that the "Clorox Worldwide" section of your website continues to identify Syria as a country in which you make and/or market your products. Syria is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. Please tell us about your contacts with Syria since the referenced letter. Your response should describe any products, materials, or technology you have provided into Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the government of Syria or entities it controls.

2. Please discuss the materiality of your contacts with Syria described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Syria for the last three fiscal years and the subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
Assistant Director
Division of Corporation Finance